UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

SEC FILE NUMBER: 1-6249
CUSIP NUMBER: 976391102

For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Winthrop Realty Trust
Full Name of Registrant

Former Name if Applicable

7 Bulfinch Place, Suite 500
Address of Principal Executive Office (Street and Number)

Boston, Massachusetts 02114
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s inability to file its Annual Report on Form 10-K for the year ended December 31, 2008 (the “10-K”) by the 5:30 p.m. deadline on March 16, 2009 was due to a delay in the conversion of a portion of the 10K into the EDGAR format.  As such, the Company was unable to file the 10-K until after the 5:30 p.m. deadline on March 16, 2009. The inablility of the Company to file its Annual Report on Form 10-K for the year ended December 31, 2008 had no impact on the design or operating effectiveness of internal control over financial reporting at December 31, 2008.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas Staples	617	570-4614
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2008, Lex-Win Concord LLC ("Concord"), the Company's debt platform venture with Lexington Realty Trust has recognized with respect to its loan receivables and bonds for the quarter and year ended December 31, 2008 (1) other than temporary impairments of $16,811,000 and $73,832,000, respectively, and (2) loan reserves of $22,853,000 and $31,053,000, respectively. As a result of the charges Concord reported a loss for the quarter ended and year ended December 31, 2008 of $32,509,000 and $60,414,000, respectively. The Company accounts for its investment using the equity method of accounting. Accordingly, the Company recognized its proportional share, which is equal to 50% of this loss and will recognize a loss from its investment in Concord of approximately $16,254,000.

In addition to its recognition of its allocable share of loss from Concord, the Company recognized a further $36.5 million other-than-temporary impairment to the carrying value of the Company's investment in Concord. The Company also recognized other-than-temporary impairments of $5.5 million on its mezzanine loan on a three building suburban office complex and on its Lansing, Michigan property in the Marc Realty portfolio, each of which is treated as a separate investment for financial purposes, and a $2.1 million impairment on its Andover, Massachusetts property.

As a result of the above mentioned impairment charges and loss from the Company’s investment in Concord, the Company recorded a net loss of approximately $68,176,000 for the year ended December 31, 2008.

Winthrop Realty Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2009	By	/s/ Carolyn Tiffany
Carolyn Tiffany President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).